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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              ---------------
                             AMENDMENT NO. 3 TO
                               SCHEDULE 14D-1
            Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934
                              ---------------
                              AMP Incorporated

                         (Name of Subject Company)
                        PMA Acquisition Corporation
                        a wholly owned subsidiary of
                             AlliedSignal Inc.
                                  (Bidder)

                      Common Stock, Without Par Value
          (including the associated Common Stock Purchase Rights)
                       (Title of Class of Securities)

                                 031897101
                   (CUSIP Number of Class of Securities)

                          Peter M. Kreindler, Esq.
                             AlliedSignal Inc.
                             101 Columbia Road
                        Morristown, New Jersey 07692
                               (973) 455-5513
                              ----------------
        (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidders)
                                 Copies to:
                           Arthur Fleischer, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                      New York, New York 10004 - 1980
                               (212) 859-8120





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     The Schedule 14D-1 filed by PMA  Acquisition  Corporation,  a Delaware corporation,  a wholly owned  subsidiary of  AlliedSignal  Inc., a Delaware
corporation,   in  connection   with  its  pending  tender  offer  for  all
outstanding shares of common stock, without par value, of AMP Incorporated, a Pennsylvania corporation, is hereby amended as follows:

                      Item 10. Additional Information.

(a)(15) Letter, dated August 11, 1998, from William J. Hudson, Chief Executive Officer and President of AMP Incorporated, to Lawrence A. Bossidy, Chairman and Chief Executive Officer of AlliedSignal Inc.

(a)(16) Letter, dated August 11, 1998, from Peter M. Kreindler, Senior Vice President, General Counsel and Secretary of AlliedSignal Inc. to David F. Henschel, Corporate Secretary and Associate General Legal Counsel of AMP Incorporated.

(a)(17) Letter, dated August 11, 1998, from Cede & Co. c/o The Depository Trust Company to David F. Henschel, Corporate Secretary and Associate General Legal Counsel of AMP Incorporated.




                                  SIGNATURE

   After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 1998
                                       PMA ACQUISITION CORPORATION.


                                       By:/s/ Peter M. Kreindler
                                          ----------------------
                                       Name:  Peter M. Kreindler
                                       Title: Vice President, Secretary
                                              and Director

                                       ALLIEDSIGNAL INC.

                                       By:/s/ Peter M. Kreindler
                                          -----------------------------
                                          Name:  Peter M. Kreindler
                                          Title: Senior Vice President,
                                                 General Counsel
                                                 and Secretary